Exhibit 99.1
SEANERGY ANNOUNCES SHAREHOLDER APPROVAL
OF BUSINESS COMBINATION
August 26, 2008
August 26, 2008 — Athens Greece — Seanergy Maritime Corp. (AMEX: Common Stock – SRG; Units – SRG. U; Warrants – SRG.W) announced that at a special meeting of shareholders today, shareholders approved the proposal to acquire six dry bulk carriers from affiliates of members of the Restis family.
Shareholders cast 20,618,873 votes in favor of the proposal, and holders of 6,514,175 shares voted against the proposal. Of the shareholders voting against the proposal, holders of 6,370,773 shares properly demanded redemption of their shares. Approval of the business combination required a majority of votes cast at the meeting to be cast in favor of the proposal and that holders of fewer than 35% of Seanergy’s shares issued in its initial public offering vote against the vessel acquisition and properly exercise their redemption rights.
Closing of the acquisition of the initial vessels constituting the completion of the business combination is scheduled for August 28, 2008.
Rodman & Renshaw and Maxim Group LLC acted as the mergers and acquisitions advisors on this acquisition.
About Seanergy Maritime Corp.
Seanergy Maritime Corp. is a Business Combination Company™, or BCC™. A BCC™ is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business.
For Further Information please contact: Seanergy Maritime Corp. c/o Vgenopoulos & Partners Law Firm 15 Filikis Eterias Square Athens, 106 73 Greece Tel: 30 210 7206900 E-mail: mail@vplaw.gr

Financial Information: Alexis Komninos Chief Financial Officer Tel: 30 210 3726200 E-mail: Kalexis@Komninos.gr Investor Relations / Media: Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: seanergy@capitallink.com

Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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